Exhibit 99.1

EXECUTION VERSION

BELL CANADA

US$1,000,000,000 6.875% FIXED-TO-FIXED RATE JUNIOR SUBORDINATED NOTES,

SERIES A DUE 2055

US$1,250,000,000 7.000% FIXED-TO-FIXED RATE JUNIOR SUBORDINATED NOTES,

SERIES B DUE 2055

UNDERWRITING AGREEMENT

February 12, 2025

BOFA SECURITIES, INC.

BMO CAPITAL MARKETS CORP.

CITIGROUP GLOBAL MARKETS INC.

RBC CAPITAL MARKETS, LLC

As Representatives of the several Underwriters

c/o BofA Securities, Inc.

One Bryant Park

New York, New York 10036

c/o BMO Capital Markets Corp.

151 West 42nd Street, 32nd Floor

New York, New York 10036

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

c/o RBC Capital Markets, LLC

Brookfield Place, 200 Vesey Street

New York, New York 10281

Ladies and Gentlemen:

Bell Canada, a corporation formed under the federal laws of Canada (the “Company”), proposes to issue and sell to the several underwriters named in Schedule A (the “Underwriters”), acting severally and not jointly, the respective amounts set forth in such Schedule A of (i) US$1,000,000,000 aggregate principal amount of the Company’s 6.875% Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055 (the “2055-A Notes”) and (ii) US$1,250,000,000 aggregate principal amount of the Company’s 7.000% Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055 (the “2055-B Notes” and, together with the 2055-A Notes, the “Notes”), in each case of (i) and (ii), to be guaranteed, on a junior subordinated basis, by BCE Inc. (the “Guarantor”) (the 2055-A Notes, together with the guarantees (the “Guarantee”) of the Guarantor, the “2055-A Securities”, the 2055-B Notes, together with the Guarantee, the “2055-B Securities”, and the 2055-A Securities, together with the 2055-B Securities, the “Securities”).

BofA Securities, Inc., BMO Capital Markets Corp., Citigroup Global Markets Inc. and RBC Capital Markets, LLC have agreed to act as representatives of the several Underwriters (in such capacity, the “Representatives”) in connection with the offering and sale of the Securities.

The Securities will be issued pursuant to the subordinated indenture (the “Base Indenture”), to be entered into among the Company, the Guarantor and The Bank of New York Mellon, as trustee (the “Trustee”), and to be amended and supplemented by a first supplemental indenture with respect to the 2055-A Notes and a second supplemental indenture with respect to 2055-B Notes (each, a “Supplemental Indenture,” and collectively, the “Supplemental Indentures,” and, together with the Base Indenture, the “Indentures”), each to be dated as of the Closing Date (as defined in Section 4 below), providing for the issuance of the Securities. The Securities will be issued in book-entry form in the name of Cede & Co., as nominee of The Depository Trust Company (the “Depositary”).

The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada (the “Qualifying Provinces”) a short form base shelf prospectus dated February 6, 2025, amending and restating the Company’s short form base shelf prospectus dated May 9, 2024, (together with the documents incorporated by reference therein filed with the Qualifying Authorities, the “Canadian Shelf Prospectus”) in the English and French languages relating to debentures, notes and/or other unsecured evidences of indebtedness or other instruments (collectively, the “Shelf Securities”) under the rules and procedures of the Canadian Securities Administrators established in National Instrument 44-101 Short Form Prospectus Distributions, National Instrument 44-102 Shelf Distributions and the local blanket orders providing temporary exemptions from certain prospectus requirements for qualifying well-known seasoned issuers published by each of the Qualifying Authorities on December 6, 2021 (in each case as, may be amended from time to time, together with any replacement national instruments, policies, regulations, rules, orders and exemptions, the “Shelf Procedures”). The term “Canadian Prospectus” shall mean the Canadian Preliminary Supplement (as defined below) until such time as the Canadian Final Supplement (as defined below) has been filed with the Qualifying Authorities, after which time “Canadian Prospectus” shall mean the Canadian Final Supplement.

The Company and the Guarantor have also prepared and filed with the United States Securities and Exchange Commission (the “Commission”) a joint registration statement on Form F-10 (File Nos. 333-284730-01 and 333-284730), as amended, relating to the Shelf Securities under the Securities Act of 1933, as amended (the “Securities Act”) (the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in such registration statement at the time it became effective, as amended at the time such registration statement became effective and including any post-effective amendment thereto, each in the form heretofore delivered or to be delivered to the Representatives, the “Registration Statement”). The term “U.S. Shelf Prospectus” shall mean the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement. The term “U.S. Prospectus” shall refer to the U.S. Preliminary Supplement (as defined below), until such time as a U.S. Final Supplement (as defined below) is thereafter (whether or not such prospectus is required to be filed pursuant to the rules and regulations of the Commission under the Securities Act (the “Securities Act Regulations”)) furnished to the Underwriters after the execution of this Agreement, after which time the term “U.S. Prospectus” shall refer to the U.S. Final Supplement.

In addition, the Company (A) has prepared and filed (1) with the Qualifying Authorities a preliminary form of prospectus supplement dated February 10, 2025 relating to the Securities and including the Canadian Shelf Prospectus (the “Canadian Preliminary Supplement”) and (2) with the Commission, in accordance with General Instruction II.L. of Form F-10, a preliminary prospectus supplement dated February 10, 2025 consisting of the Canadian Preliminary Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the U.S. Shelf Prospectus (the “U.S. Preliminary Supplement”), and (B) will prepare and file, (1) with the Qualifying Authorities, pursuant to the Shelf Procedures, a final prospectus supplement relating to the Securities including the Canadian Shelf Prospectus (the “Canadian Final Supplement”), on or before the earlier of the date the Canadian Final Supplement is first sent or delivered to a purchaser or a prospective purchaser and two Business Days (the term “Business Day” means any day other than a day on which banks are permitted or required to be closed in (i) the City of New York, (ii) Montreal, Canada, or (iii) Toronto, Canada) after the date hereof, and (2) with the Commission, in accordance with General Instruction II.L. of Form F-10, a final prospectus supplement consisting of the Canadian Final Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the U.S. Shelf Prospectus (the “U.S. Final Supplement”).

The U.S. Preliminary Supplement and the Canadian Preliminary Supplement are referred to herein as the “Preliminary Prospectuses,” and the U.S. Final Supplement and the Canadian Final Supplement are referred to herein as the “Final Prospectuses.” Any amendment to the Canadian Prospectus, any amended or supplemental prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the securities laws of the Qualifying Provinces prior to the Closing Date, where such document is deemed to be incorporated by reference into the Canadian Prospectus from the date of this Agreement and prior to the expiry of the period of distribution of the Securities, is referred to herein collectively as the “Supplementary Material.”

For purposes of this Agreement, all references to the Registration Statement, the U.S. Shelf Prospectus, the U.S. Preliminary Supplement, the U.S. Final Supplement, or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”). For purposes of this Agreement, all references to the Canadian Shelf Prospectus, the Canadian Preliminary Supplement and the Canadian Final Supplement, the documents incorporated by reference in the Canadian Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR+”).

The Company and the Guarantor have also prepared and filed with the Commission an appointment of agent for service of process upon the Company and the Guarantor, as applicable, on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included,” “incorporated by reference” or “stated” (and other references of like import) in the Registration Statement, the Canadian Shelf Prospectus, the Canadian Preliminary Supplement, the Canadian Final Supplement, the Canadian Prospectus, the U.S. Shelf Prospectus, the U.S. Preliminary Supplement, the U.S. Final Supplement and the U.S. Prospectus (collectively, the “Filed Documents”) shall be deemed to mean and include all such financial statements and schedules and other information filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the securities laws applicable in the Qualifying Provinces and incorporated by reference in or otherwise deemed to be included in any one or more of the Filed Documents, and all references in this Agreement to amendments or supplements (and other references of like import) to any one or more of the Filed Documents (including any Supplementary Material) shall be deemed to mean and include the filing of any document under the Exchange Act or the securities laws applicable in the Qualifying Provinces which is incorporated by reference or otherwise deemed to be included in any one or more of the Filed Documents.

The Company hereby confirms its agreements with the Underwriters as follows:

Section 1.  Representations and Warranties of the Company. The Company hereby represents, warrants and covenants to each Underwriter as of the date hereof, as of 4:10 p.m. (the “Initial Sale Time”) and as of the Closing Date, as follows:

(a) Compliance with Registration Requirements. The Company is eligible to file a prospectus in the form of a short form shelf prospectus pursuant to the Shelf Procedures. The Canadian Shelf Prospectus has been filed with the Qualifying Authorities and receipts have been obtained from or on behalf of the Qualifying Authorities therefor. The Canadian Preliminary Supplement has been filed with the Qualifying Authorities and no order suspending the distribution of the Securities has been issued by any of the Qualifying Authorities and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by any of the Qualifying Authorities. The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act. The Registration Statement has been declared effective by the Commission under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission.

The Canadian Preliminary Supplement when filed complied, and the Canadian Final Supplement when filed will comply in all material respects, with the securities laws applicable in the Qualifying Provinces, including the Shelf Procedures, as interpreted and applied by the Qualifying Authorities. The U.S. Preliminary Supplement when filed conformed, and the U.S. Final Supplement when filed will conform, to the Canadian Preliminary Supplement and the Canadian Final Supplement, as applicable, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission. At each of the time of its effectiveness and as of the date hereof, the Registration Statement and any amendments or supplements thereto complied and will comply in all material respects with the requirements of the Securities Act and the Securities Act Regulations.

No part of the Registration Statement, when such part became effective, and with respect to any amendment or supplement thereto, no such part, as amended and supplemented as of the date of such amendment or supplement, contained or will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except that the foregoing shall not apply to statements in or omissions made in reliance upon and in conformity with the Underwriter Information (as defined below). As of their respective dates, as of the date hereof and at the Closing Date, each of the U.S. Prospectus, the Canadian Prospectus or any amendment or supplement thereto (including any Supplementary Material), including each document incorporated therein by reference, did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the foregoing shall not apply to statements or omissions made in reliance upon and in conformity with the Underwriter Information.

(b) Incorporated Documents. Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Prospectus complied or will comply when so filed in all material respects with the securities laws applicable in the Qualifying Provinces as interpreted and applied by the relevant Qualifying Authorities, and none of such documents when read together with the other information in the Canadian Prospectus, contained or will contain at the time of its filing and at the Closing Date any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the U.S. Shelf Prospectus, the U.S. Preliminary Supplement and the U.S. Final Supplement or otherwise deemed to be a part thereof or included therein, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with any applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder (the “Exchange Act Regulations”), and, when read together with the other information in (A) the U.S. Shelf Prospectus at the time the Registration Statement became effective, (B) the Disclosure Package (as defined below) at the Initial Sale Time, and (C) the U.S. Final Supplement as of its date and at the Closing Date, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

As used in this subsection and elsewhere in this Agreement, “Disclosure Package” means the Preliminary Prospectuses, together with any Issuer Free Writing Prospectus, and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the Securities Act Regulations (“Rule 433”), relating to the Securities that (i) is required to be filed with the Commission by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

(c) Issuer Free Writing Prospectuses. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the offering of Securities under this Agreement or until any earlier date that the Company notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict (except to the extent that such conflict is a modification of or supersedes previous information) with the information contained in the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict (except to the extent that such conflict is a modification of or supersedes previous information) with the information contained in the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses, the Company has promptly notified or will promptly notify the Representatives and has promptly amended or supplemented or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict. The foregoing two sentences do not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives expressly for use in the Disclosure Package or any of the Filed Documents (the “Underwriter Information”), it being understood that the only Underwriter Information consists of the third, seventh, and eighth paragraphs in the section entitled “Underwriting” in the Preliminary Prospectuses and the Final Prospectuses.

(d) Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the later of the Closing Date and the completion of the Underwriters’ distribution of the Securities, any offering material in connection with the offering and sale of the Securities other than the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses, any Issuer Free Writing Prospectus reviewed and consented to by the Representatives and listed on Annex I hereto or any electronic road show or other written communications reviewed and consented to by the Representatives and listed on Annex II hereto (each of the communications listed on Annex I or Annex II, a “Company Additional Written Communication”). Each such Company Additional Written Communication, when taken together with the Disclosure Package, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any Company Additional Written Communication based upon and in conformity with the Underwriter Information.

(e) Authorization of the Indentures. The Base Indenture has been duly authorized by the Company and duly qualified under the Trust Indenture Act of 1939 (the “Trust Indenture Act”), and, when executed and delivered by the Company, will be a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and complies with all applicable legal requirements under securities laws and corporate laws applicable in the Qualifying Provinces and the United States. Each of the Supplemental Indentures has been duly authorized by the Company and, when executed and delivered by the Company, will be legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and complies with all applicable legal requirements under securities laws and corporate laws applicable in the Qualifying Provinces and the United States.

(f) Authorization of the Notes. The Notes will, at their date of issue, be duly and validly issued pursuant to the respective Indenture and will constitute legal, valid and binding obligations of the Company enforceable in accordance with their terms and the terms of the respective Indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(g) The Underwriting Agreement. The Company has duly authorized, executed and delivered this Agreement.

(h) Incorporation and Good Standing of the Company. The Company has been duly incorporated and is validly existing under the laws of Canada and has corporate power and authority to (i) own or lease its properties and carry on its business as it is now carried on and presently proposed to be conducted as is or will be described in the Preliminary Prospectus and the Prospectus, and (ii) execute, deliver and perform its obligations under each of this Agreement and the Indentures. The Company is duly registered to do business as an extra-provincial corporation or a foreign corporation and is in good standing under the laws of each such jurisdiction which requires such registration, except where the failure to be so registered and in good standing could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the financial condition, earnings, business or results of operations of the Company and its subsidiaries, considered as one entity (a “Material Adverse Effect”).

(i) Incorporation and Good Standing of the Company’s Significant Subsidiaries. Each of Bell Mobility Inc. and Bell Media Inc. (each, a “Significant Subsidiary”) has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has corporate power and authority to carry on its business as it is now carried on and presently proposed to be conducted as is or will be described in the Preliminary Prospectus and the Prospectus.

(j) Company is not an Ineligible Issuer. (i) As of the earliest time after the filing of the Registration Statement that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Notes, and (ii) as of the Initial Sale Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405 of the Securities Act).

(k) Compliance with Laws. The Company and its subsidiaries are in compliance with, and conduct their business in conformity with, all applicable U.S., Canadian and foreign federal, state, provincial and local laws, rules and regulations and all applicable ordinances, judgments, decrees, orders and injunctions of any court or governmental agency or body, the Toronto Stock Exchange and the New York Stock Exchange, except where the failure to be in compliance or conformity would not result in a Material Adverse Change (as defined below). The Company is a reporting issuer under the securities laws of the Qualifying Provinces of Canada that recognizes the concept of reporting issuer, is not in default under the applicable Canadian securities legislation, and the respective rules, regulations and written and published policies thereunder, except where such default would not result in a Material Adverse Change and is not on the list of defaulting reporting issuers maintained by the Qualifying Authorities in each such Qualifying Province that maintains such a list; and the Company has not filed any confidential material change reports or other documents that have been filed on a confidential basis with the Qualifying Authorities that remain confidential at the date hereof.

(l) Absence of Further Requirements. No consent, approval, authorization, registration or qualification of any court or regulatory, administrative or other governmental body of Canada or any province of Canada or the United States or any individual state of the United States or under any statute, order, rule or regulation of any such regulatory, administrative or other governmental body, is required on the part of the Company in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Canadian Final Supplement, the U.S. Final Supplement, the Disclosure Package and the Registration Statement, except such as (1) have been made or obtained under the Securities Act, the applicable Canadian securities laws, and the Trust Indenture Act, (2) may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Disclosure Package, the Canadian Final Supplement and the U.S. Final Supplement and except for the filing with the Qualifying Authorities of this Agreement and any other supporting documents to be filed with the Canadian Final Supplement pursuant to the Shelf Procedures.

(m) Non-Contravention. Neither the creation nor the issue of the Securities, nor the sale thereof in accordance with this Agreement, conflict with, result in a breach of, or constitute a default under the terms of (i) the articles or by-laws of the Company, or (ii) any indenture or other agreement or instrument to which the Company is a party, except for covenants contained in certain indentures and other agreements to which the Company is a party that may restrict the creation, issue and/or sale of debt securities (or other indebtedness) if certain debt incurrence or maintenance tests are not satisfied, or (iii) any order, rule or regulation applicable to the Company of any Canadian federal or provincial administrative agency or governmental body, except as in the case of (ii) and (iii) would not result in a Material Adverse Effect.

(n) Description of the Securities and the Indentures. The Securities and the Indentures conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Final Prospectuses.

(o) No Material Actions or Proceedings. Except as disclosed in the Final Prospectuses and the Disclosure Package, there are no legal or governmental proceedings known to be pending to which the Company or any of its subsidiaries, is a party or to which any of the properties of the Company or any of its subsidiaries is subject, that are required under applicable securities laws to be described in the Final Prospectuses and the Disclosure Package.

(p) No Material Adverse Change. Except as otherwise disclosed in the Disclosure Package, subsequent to the respective dates as of which information is given in the Disclosure Package, there has been no material adverse change in the financial condition, earnings, business or results of operations of the Company and its subsidiaries, considered as one entity (any such change is called a “Material Adverse Change”).

(q) Financial Statements. The financial statements together with the related notes thereto included or incorporated by reference in each of the Registration Statement, the Canadian Prospectus, and the U.S. Prospectus, comply in all material respects with the applicable requirements of the securities laws applicable in the Qualifying Provinces and present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods covered thereby.

(r) Independent Accountants. Deloitte LLP, who have expressed their opinion with respect to the Company’s audited financial statements incorporated by reference in the Canadian Final Supplement, the U.S. Final Supplement, the Disclosure Package and the Registration Statement, are independent public accountants as required by the Securities Act, the Exchange Act and the Public Company Accounting Oversight Board and are independent auditors as required by the Canada Business Corporations Act and the regulations thereunder, together with applicable Canadian securities laws.

(s) Capitalization. All the outstanding shares of capital stock or other equity interests of each Significant Subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable, and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer (except as may be set out in the documents of each Significant Subsidiary) or any other claim of any third party, in each case, except (i) as otherwise described in the Registration Statement, the Canadian Prospectus, and the U.S. Prospectus or (ii) as would not result in a Material Adverse Change.

(t) No Stabilization. The Company and the Guarantor have not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(u) Company Not an Investment Company. The Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). The Company is not, nor will be, after receipt of payment for the Securities and the application of the proceeds thereof as contemplated under the caption “Use of Proceeds” in the Disclosure Package and the Final Prospectuses, required to register as an “investment company” within the meaning of the Investment Company Act.

(v) No Unlawful Contributions or Other Payments. None of the Company or any of its subsidiaries or, to the Company’s knowledge, any director, officer, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or other applicable anti-corruption law, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, the CFPOA or other applicable anti-corruption law and the Company and its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA, the CFPOA and other applicable anti-corruption law and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(w) No Conflict with Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime Money (Money Laundering) Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(x) No Conflict with OFAC Laws. None of the Company or any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is an individual or entity (“Person”) currently the target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the Financial Transactions Reports Analysis Centre of Canada or other relevant sanctions authority (collectively, “Sanctions”); and the Company will not directly or indirectly use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(y) Disclosure Controls and Procedures. The Company maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the securities laws of the Qualifying Provinces and the Exchange Act; and such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures have been evaluated for effectiveness as required by Rule 13a-15 of the Exchange Act.

The certificates required under Section 7(g) signed by an officer of the Company and delivered to the Representatives or to counsel for the Underwriters shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters set forth therein.

Section 2.  Representations and Warranties of the Guarantor. The Guarantor hereby represents, warrants and covenants to each Underwriter as of the Initial Sale Time and as of the Closing Date, as follows:

(a) Incorporated Documents. Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Prospectus complied or will comply when so filed in all material respects with the securities laws applicable in the Qualifying Provinces as interpreted and applied by the relevant Qualifying Authorities, and none of such documents when read together with the other information in the Canadian Prospectus, contained or will contain at the time of its filing and at the Closing Date any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the U.S. Shelf Prospectus, the U.S. Preliminary Supplement and the U.S. Final Supplement or otherwise deemed to be a part thereof or included therein, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the Exchange Act Regulations, and, when read together with the other information in (A) the U.S. Shelf Prospectus at the time the Registration Statement became effective, (B) the Disclosure Package at the Initial Sale Time, and (C) the U.S. Final Supplement as of its date and at the Closing Date, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

(b) The Underwriting Agreement. This Agreement has been duly authorized, executed and delivered by the Guarantor.

(c) Authorization of the Indentures. The Base Indenture has been duly authorized by the Guarantor and, when executed and delivered by the Guarantor, will be a legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and complies with all applicable legal requirements under securities laws and corporate laws applicable in the Qualifying Provinces and the United States. Each of the Supplemental Indentures has been duly authorized by the Guarantor and, when executed and delivered by the Guarantor, will be legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and complies with all applicable legal requirements under securities laws and corporate laws applicable in the Qualifying Provinces and the United States.

(d) The Guarantee. The Guarantee of the Notes constitutes a legal, valid and binding obligation of the Guarantor enforceable in accordance with its terms and the terms of the Indentures, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(e) Incorporation of the Guarantor. The Guarantor has been incorporated and is existing under the laws of Canada, has not been dissolved and has the corporate power and capacity to (i) carry on its business as it is now being conducted, (ii) own or lease its material properties and assets, and (iii) execute, deliver and perform its obligations under each of this Agreement and the Indentures.

(f) Compliance with Laws. The Guarantor is a reporting issuer under the securities laws of the Qualifying Provinces of Canada that recognize the concept of reporting issuer, is not in default under the applicable Canadian securities legislation, and the respective rules, regulations and written and published policies thereunder, except where such default would not result in a Material Adverse Change and is not on the list of defaulting reporting issuers maintained by the Qualifying Authorities in each such Qualifying Province that maintains such a list; and the Company has not filed any confidential material change reports or other documents that have been filed on a confidential basis with the Qualifying Authorities that remain confidential at the date hereof.

(g) Non-Contravention. Neither the creation nor the issue of the Guarantee, nor the sale of the Securities in accordance with this Agreement, conflict with, result in a breach of, or constitute a default under the terms of (i) the articles or by-laws of the Guarantor, or (ii) any indenture or other agreement or instrument to which the Guarantor is a party, except for covenants contained in certain indentures and other agreements to which the Guarantor is a party that may restrict the creation, issue and/or sale of debt securities (or other indebtedness) if certain debt incurrence or maintenance tests are not satisfied, or (iii) any order, rule or regulation applicable to the Guarantor of any Canadian federal or provincial administrative agency or governmental body, except as in the case of (ii) and (iii) would not result in a Material Adverse Effect.

(h) No Material Actions or Proceedings. Except as disclosed in the Final Prospectuses and the Disclosure Package, there are no legal or governmental proceedings known to be pending to which the Guarantor or any of its subsidiaries, is a party or to which any of the properties of the Guarantor or any of its subsidiaries is subject, that are required under applicable securities laws to be described in the Final Prospectuses and the Disclosure Package.

(i) Guarantor Not an Investment Company. The Guarantor has been advised of the rules and requirements under the Investment Company Act. The Guarantor is not, nor will be, after receipt of payment for the Securities and the application of the proceeds thereof as contemplated under the caption “Use of Proceeds” in the Disclosure Package and the Final Prospectuses, required to register as an “investment company” within the meaning of the Investment Company Act.

Section 3.  Representations and Warranties of the Underwriters. Each Underwriter hereby represents, warrants and covenants, in each case severally, to the Company and the Guarantor as of the date hereof, as of the Initial Sale Time and as of the Closing Date, as follows:

(a) Canadian Securities Laws. It will only, and will ensure that its affiliates only, offer for sale, solicit offers to purchase, sell or carry out any act in connection with the sale of, Securities, in Canada or to or for the account of Canadian resident investors, pursuant to an available exemption from Canadian prospectus requirements in accordance with Section 4(d). It agrees that it will not, and will ensure that its affiliates do not, distribute the Securities under any prospectus to a purchaser located in Canada or that is a resident in Canada. It will include comparable provisions in any sub-underwriting, banking group or selling group agreement or similar agreement with respect to the Securities that may be entered into by such Underwriter in connection with the Offering. Notwithstanding the foregoing, the U.S. Prospectus may form part of the Canadian preliminary offering memorandum and Canadian final offering memorandum referred to in Section 4(d) of this Agreement in respect of the offer and sale of Securities on a private placement basis in Canada thereunder.

(b) Free Writing Prospectus. Each Underwriter represents and warrants to, and agrees with, the Company, the Guarantor and each other Underwriter that it has not made, and will not make, any offer relating to the Securities that would constitute a “free writing prospectus” (as defined in Rule 405 under the U.S. Exchange Act) without the Company’s written consent.

Section 4.  Purchase, Sale and Delivery of the Securities.

(a) The Securities. The Company agrees to issue and sell to the several Underwriters, severally and not jointly, all of the Securities upon the terms herein set forth. On the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Underwriters agree, severally and not jointly, to purchase from the Company the aggregate principal amount of Securities set forth opposite their names on Schedule A at a purchase price of 99.000% of the principal amount of the 2055-A Securities with respect to the 2055-A Securities and at a purchase price of 99.000% of the principal amount of the 2055-B Securities with respect to the 2055-B Securities.

(b) The Closing Date. Delivery of certificates for the Notes in global form to be purchased by the Underwriters and payment therefor shall be made at the offices of Allen Overy Shearman Sterling US LLP at 599 Lexington Avenue, New York, New York 10022-6069 (or such other place as may be agreed to by the Company and the Representatives) at 9:00 a.m., New York City time, on February 18, 2025, or such other time and date as the Underwriters and the Company shall mutually agree (the time and date of such closing are called the “Closing Date”).

(c) Public Offering of the Securities. The Representatives hereby advise the Company that the Underwriters intend to offer for sale to the public, as described in the Disclosure Package and the Final Prospectuses (but subject to Section 3(a)), their respective portions of the Securities as soon after the date and time of the execution of this Agreement as the Representatives, in their sole judgment, have determined is advisable and practicable. All sales of Securities in the United States shall only be made to institutions that satisfy applicable state securities registration exemptions.

(d) Canadian Private Placement. The Underwriters shall only provide purchasers located in Canada or that are resident of Canada with the Canadian preliminary offering memorandum and the Canadian final offering memorandum, in each case in the form approved by the Company and the Underwriters, pursuant to which each such purchaser shall be deemed to make the representations and warranties contained therein for the benefit of the Company and the Underwriters, and any Company Additional Written Communication. The Underwriters agree that they will distribute the Securities to residents in Canada only on a private placement basis to non-individual purchasers located or resident in any province of Canada who qualify as both “accredited investors” as defined in Section 73.3 of the Securities Act (Ontario) or National Instrument 45-106 – Prospectus Exemption (“NI 45-106”), as applicable, and as “permitted clients” within the meaning of National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations and further represent and agree that, except in accordance with the foregoing, they have not undertaken and will not undertake any advertisement or solicitation respecting the Securities to a prospective purchaser resident in Canada. Each Underwriter will provide the Company with the information pertaining to each purchaser of the Securities in Canada as is required to be disclosed in Schedule 1 of Form 45-106F1 under NI 45-106 within three (3) Business Days after the Closing Date.

(e) Payment for the Securities. Payment for the Securities shall be made at the Closing Date by wire transfer of immediately available funds to the order of the Company.

The Representatives represent to the Company that they have been authorized, for their own accounts and for the accounts of the several Underwriters, to accept delivery of and receipt for, and make payment of the purchase price for, the Securities that the Underwriters have agreed to purchase. The Representatives may (but shall not be obligated to) make payment for any Securities to be purchased by any Underwriter whose funds shall not have been received by the Representatives by the Closing Date for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

(f) Delivery of the Notes. The Company shall, upon receipt of a wire transfer of immediately available funds for the amount of the purchase price therefor, deliver or cause to be delivered to the Representatives, for the accounts of the several Underwriters, certificates for the Notes at the Closing Date. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

Section 5.  Covenants of the Company and Guarantor. The Company and the Guarantor covenant and agree with each Underwriter as follows:

(a) Compliance with Securities Regulations and Commission Requests. The Company and Guarantor agree (i) to make no amendment or supplement (other than an amendment or supplement as a result of the Company’s or the Guarantor’s filing of a report under the Exchange Act) to the Registration Statement, the Final Prospectuses or the Disclosure Package after the date on which any Underwriter has agreed to purchase or solicit offers to purchase Securities in the United States and prior to the Closing Date without the consent of the Underwriters, such consent not to be unreasonably withheld; (ii) to prepare the Disclosure Package or Final Prospectuses in a form previously approved by the Underwriters, acting reasonably, and to file the Final Prospectuses pursuant to the Securities Act and the applicable Canadian securities laws within the time required by such rule; (iii) to make no amendment or supplement to the Registration Statement or the Final Prospectuses (other than an amendment or supplement as a result of filings by the Company or the Guarantor under the Exchange Act and other than the filing of prospectuses, preliminary prospectuses, preliminary prospectus supplements, free-writing prospectuses and other documents pursuant to Rule 433 under the Securities Act relating to securities other than the Securities purchased through or by such Underwriters), at any other time prior to having afforded each Underwriter a reasonable opportunity to review it; and (iv) to file promptly all other material required to be filed by the Company with the Qualifying Authorities or with the Commission pursuant to Rule 433(d) under the Securities Act; to file promptly all reports or information statements required to be filed by the Company or the Guarantor with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period to advise such Underwriters, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Final Prospectuses has been filed, or transmitted for filing to, the Qualifying Authorities or the Commission in connection with the offering or sale of the Securities, of the issuance by the Qualifying Authorities or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement, the Disclosure Package or the Final Prospectuses or for additional information; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any such prospectus or suspending any such qualification, to use promptly its commercially reasonable efforts to obtain its withdrawal.

(b) Delivery of Prospectuses. The Company will deliver to each Underwriter, without charge, electronic copies in “.pdf” format of the Preliminary Prospectuses, and the Company hereby consents to the use of such copies for purposes permitted by the Securities Act. The Preliminary Prospectuses and the Final Prospectuses and any amendments or supplements thereto furnished to the Underwriters will be identical to any electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(c) Continued Compliance with Securities Laws. The Company and Guarantor will comply with the Securities Act and the Exchange Act so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Registration Statement, the Disclosure Package and the Final Prospectuses. If, at any time when a prospectus relating to the Securities (or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event occurs as a result of which the Final Prospectuses or the Disclosure Package, each as then supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Final Prospectuses or the Disclosure Package to comply with the Securities Act and Exchange Act and the requirements of any Qualifying Authority, the Company and the Guarantor promptly will (i) notify the Underwriters of such event, (ii) prepare and file with the Commission, subject to Section 5(a), an amendment or supplement which will correct such statement or omission or effect such compliance and (iii) supply any supplement to the Final Prospectuses or the Disclosure Package to the Underwriters in such quantities as they may reasonably request to effect such delivery. Notwithstanding the foregoing, in no event shall the Company or the Guarantor be required to qualify to transact business or to take any action that would subject it to general service of process in any jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign business.

(d) Use of Proceeds. The Company and the Guarantor shall apply the net proceeds from the sale of the Securities sold by it in the manner described under the caption “Use of Proceeds” in the Preliminary Prospectuses and the Final Prospectuses.

(e) Depositary. The Company will cooperate with the Underwriters and use its reasonable best efforts to permit the Securities to be eligible for clearance and settlement through the facilities of the Depositary.

(f) Periodic Reporting Obligations. The Guarantor shall timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its security holders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.

(g) Agreement Not to Offer or Sell Additional Securities. During the period commencing on the date hereof and ending on the Closing Date, the Company will not, without the prior written consent of the Representatives (which consent may be withheld at the sole discretion of the Representatives), directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any U.S. dollar-denominated debt securities of the Company similar to the Securities or securities exchangeable for or convertible into U.S. dollar-denominated debt securities similar to the Securities (other than as contemplated by this Agreement with respect to the Securities).

(h) Final Term Sheet. The Company will prepare a final term sheet containing only a description of the Securities, in a form approved by the Underwriters and attached as Exhibit C hereto, and will file such term sheet pursuant to Rule 433(d) under the Securities Act within the time required by such rule (such term sheet, the “Final Term Sheet”).

(i) Permitted Free Writing Prospectuses. The Company represents that it has not made, and agrees that unless it obtains the prior written consent of the Representatives, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act required to be filed with the Commission; provided that the prior written consent of the Representatives hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectus included in Exhibit C hereto; and consents to the use by any Underwriter of a free writing prospectus that (a) is not an Issuer Free Writing Prospectus, or (b) contains only (i) information describing the preliminary terms of the Securities or their offering, (ii) information permitted by Rule 134 under the Securities Act or (iii) information that describes the final terms of the Securities or their offering and that is included in the Disclosure Package; provided that each Underwriter severally covenants with the Company not to take any action without the Company’s consent (which consent shall not be unreasonably withheld and shall be confirmed in writing) that would result in the Company being required to file with the Commission under Rule 433(d) under the Securities Act, or with the Qualifying Authorities, a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.

(j) No Manipulation of Price. The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Securities.

The Representatives, on behalf of the several Underwriters, may, in their sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance and each such waiver shall constitute evidence of their authority to do so on behalf of the other Underwriters.

Section 6. Payment of Expenses. The Company agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the issuance and delivery of the Securities (including all printing and engraving costs), (ii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Securities, (iii) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors to the Company, (iv) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), each Issuer Free Writing Prospectus, the Preliminary Prospectuses and the Final Prospectuses, and all amendments and supplements thereto, and this Agreement, the Indentures and the Securities, (v) the fees and expenses of the Trustee, including the reasonable fees and disbursements of counsel for the Trustee in connection with the Indentures and the Securities, (vi) any fees payable in connection with the rating of the Securities with the ratings agencies, (vii) all fees and expenses (including reasonable fees and expenses of counsel) of the Company in connection with approval of the Securities by the Depositary for “book-entry” transfer, and (viii) all other fees, costs and expenses incurred in connection with the performance of its obligations hereunder for which provision is not otherwise made in this Section. Except as provided in Sections 8, 10 and 11 hereof, the Underwriters shall pay their own expenses, including, without limitation, the fees and disbursements of their counsel, the cost of advertising by the Underwriters and travel and hotel expenses.

Section 7.  Conditions of the Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Securities as provided herein on the Closing Date shall be subject to the accuracy of the representations and warranties on the part of the Company set forth in Section 1 hereof as of the date hereof, as of the Initial Sale Time, and as of the Closing Date as though then made and to the timely performance by the Company of its covenants and other obligations hereunder, and to each of the following additional conditions:

(a) Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued under the Securities Act and no proceedings for that purpose shall have been instituted or be pending or threatened by the Commission, and the Company shall not have received from the Commission any notice objecting to use of the registration statement form. The Preliminary Prospectus and the Final Prospectus shall have been filed with the Commission in accordance with General Instruction II.L. of Form F-10.

(b) Accountants’ Comfort Letter. On the date hereof, the Representatives shall have received from Deloitte LLP, independent registered chartered professional accountants for the Company, a letter dated the date hereof addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives with respect to the audited and unaudited financial statements and certain financial information contained in the Registration Statement, the Preliminary Prospectuses and the Final Prospectuses, except that the specified date referred to therein for the carrying out of procedures shall be no more than three Business Days prior to the date hereof.

(c) Bring-down Comfort Letter. On the Closing Date, the Representatives shall have received from Deloitte LLP, independent registered chartered professional accountants for the

Company, a letter dated such date, in form and substance reasonably satisfactory to the Representatives, to the effect that they reaffirm the statements made in the letter furnished by them pursuant to subsection (b) of this Section 7, except that the specified date referred to therein for the carrying out of procedures shall be no more than three Business Days prior to the Closing Date.

(d) No Material Adverse Change or Ratings Agency Change. For the period from and after the date of this Agreement and prior to the Closing Date:

(i) in the judgment of the Representatives there has been no Material Adverse Change, or any developments that could reasonably be expected to result in a Material Adverse Change; and

(ii) there shall not have occurred any downgrading in or withdrawal of, nor shall any notice have been given of any intended or potential downgrading or withdrawal or of any review for a possible change that does not indicate the direction of the possible change of, the rating accorded the senior unsecured debt securities of the Company or the Guarantor by S&P Global Ratings, Moody’s Investors Service, Inc. or DBRS Limited.

(e) Opinion of Counsel for the Company. (i) On the Closing Date, the Representatives shall have received the opinion of Sullivan & Cromwell LLP, U.S. counsel for the Company, dated the Closing Date, the form of which is attached as Exhibit A. (ii) On the Closing Date, the Representatives shall have received the opinion of Stikeman Elliott LLP, Canadian counsel for the Company, dated the Closing Date, the form of which is attached as Exhibit B.

(f) Opinion of Counsel for the Underwriters. (i) On the Closing Date, the Representatives shall have received the opinion of Allen Overy Shearman Sterling US LLP, U.S. counsel for the Underwriters, dated the Closing Date, with respect to such matters as may be reasonably requested by the Underwriters. (ii) On the Closing Date, the Representatives shall have received the opinion of McCarthy Tétrault LLP, Canadian counsel for the Underwriters, dated the Closing Date.

(g) Officers’ Certificate. On the Closing Date, the Representative shall have received certificates dated the Closing Date signed on each of the Company’s and Guarantor’s behalf by any one of the Chief Executive Officer, the Chief Financial Officer or the Treasurer of the Company and Guarantor, respectively, or such other officer of the Company or Guarantor, respectively, as may be acceptable to the Underwriters, addressed to the Underwriters to the effect that to the best of the knowledge and belief of the person so signing, without personal liability, after having made due inquiry:

(i) since the date of the Disclosure Package:

(x) there has not been any Material Adverse Change;

(y) there have been no transactions entered into by the Company, the Guarantor or any of their respective subsidiaries out of the ordinary course of business which are material to the Company, the Guarantor and their respective subsidiaries on a consolidated basis and taken as a whole; and

(z) to the knowledge of the Company and the Guarantor there are no actions, suits or proceedings pending or threatened against or affecting the Company, the Guarantor or any of their respective subsidiaries at law or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially and adversely affect the Company, the Guarantor and their respective subsidiaries on a consolidated basis and taken as a whole;

(ii) the Company, the Guarantor and their respective subsidiaries have no contingent liabilities other than in the ordinary course of business which are material to the Company, the Guarantor and their respective subsidiaries on a consolidated basis and taken as a whole and which are not disclosed in the Disclosure Package or the Final Prospectuses or in the documents supplied to or filed with the Qualifying Authorities and the Commission deemed to be incorporated by reference in the Final Prospectuses, each as amended or supplemented;

(iii) no default exists under any trust instrument or agreement securing or otherwise relating to the indebtedness of the Company, the Guarantor and any of their respective subsidiaries which is material to the Company, the Guarantor and their respective subsidiaries on a consolidated basis and taken as a whole; and

(iv) the representations and warranties of the Company and the Guarantor as of the date of the Disclosure Package to an Underwriter are, to the extent applicable, true and correct as of the Closing Date.

(h) Pricing Chief Financial Officer’s Certificate. As of the date hereof, the Representatives shall have received from the Chief Financial Officer of the Guarantor a certificate dated the date hereof with respect to certain financial information contained in the Registration Statement, the Disclosure Package and the Preliminary Prospectuses substantially in the form of Exhibit D hereto.

(i) Closing Chief Financial Officer’s Certificate. On the Closing Date, the Representatives shall have received from the Chief Financial Officer of the Guarantor a certificate dated the Closing Date with respect to certain financial information contained in the Registration Statement, the Disclosure Package and the Final Prospectuses substantially in the form of Exhibit D hereto.

If any condition specified in this Section 7 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Representatives by notice to the Company at any time on or prior to the Closing Date, which termination shall be without liability on the part of any party to any other party, except that Sections 6, 8, 10, 11, 19, 20 and 23 shall at all times be effective and shall survive such termination.

Section 8.  Reimbursement of Underwriters’ Expenses. If this Agreement is terminated by the Representatives pursuant to Section 7 or Section 13(i) (in the case of the Guarantor’s securities), or if the sale to the Underwriters of the Securities on the Closing Date is not consummated because of any refusal, inability or failure on the part of the Company to perform any agreement herein or to comply with any provision hereof, the Company agrees to reimburse the Representatives and the other Underwriters or such Underwriters as have terminated this Agreement with respect to themselves, severally, upon demand for all out-of-pocket expenses (approved in writing by the Representatives in the case of the other Underwriters) that shall have been reasonably incurred by the Representatives and the Underwriters in connection with the proposed purchase and the offering and sale of the Securities, including but not limited to fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges.

Section 9.  Effectiveness of this Agreement. This Agreement shall not become effective until the execution of this Agreement by the parties hereto.

Section 10.  Indemnification.

(a) Indemnification of the Underwriters. The Company shall indemnify and save each Underwriter, and each Underwriter’s directors, officers, employees, agents, affiliates and controlling persons (each an “Indemnified Person”), harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs, damages (other than consequential damages) and expenses to which the Indemnified Person may be subject or which the Indemnified Person may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any untrue statement or alleged untrue statement of a material fact (except an untrue statement which is based upon and in conformity with the Underwriter Information) contained in the Registration Statement (or any amendment thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in the Disclosure Package, Preliminary Prospectuses or Final Prospectuses (or, in each case, any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) any order made or any inquiry, investigation or other proceeding commenced or threatened by any one or more securities commissions (not based upon the activities or the alleged activities of the Underwriters or their banking or selling group members, if any) based upon any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon and in conformity with the Underwriter Information) contained in the Registration Statement, the Disclosure Package, Preliminary Prospectuses or Final Prospectuses (or, in each case, any amendment or supplement thereto), including the documents incorporated therein by reference, preventing or restricting the trading or distribution of the Securities in the United States; or

(iii) the Company not complying with any requirement under the securities laws in connection with the distribution of the Securities in the United States or Canada.

Each Underwriter shall be entitled, as trustee, to enforce the obligations contained herein on behalf of any other parties entitled to indemnity hereunder.

(b) Indemnification of the Company, its Directors and Officers. Each Underwriter shall indemnify and save each of the Company and its directors, officers, employees, agents and controlling persons harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs, damages (other than consequential damages) and expenses which it may suffer, but only with reference to the Underwriter Information.

(c) Notifications, Settlements and Other Indemnification Procedures. If any claim contemplated by the first paragraph of Section 10(a) shall be asserted against any Indemnified Person, such Indemnified Person shall notify the Company as soon as possible of the nature of such claim and the Company shall be entitled (but not required) to assume the defense of any suit brought to enforce such claim, provided however, that the defense shall be through legal counsel selected by the Company and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Company or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by the first paragraph of Section 10(a) if:

(i) the Indemnified Person has been advised in writing by counsel that there may be a conflict of interest in having the Indemnified Person represented by the same counsel as the Company or that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to the Company (in which case the Company shall not have the right to assume the defense of such proceedings on the Indemnified Person’s behalf);

(ii) the Company shall not have taken the defense of such proceedings and employed counsel within ten Business Days after notice of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized in writing by the Company in connection with the defense of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor and his client basis) shall be paid by the Company, provided that the Company shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

Section 11.  Contribution. If the indemnification provided for in Section 10(a) or (b) is for any reason unavailable to or insufficient to hold harmless an Indemnified Person in respect of any liabilities, claims, demands, losses, costs, damages or expenses referred to therein, then each indemnifying person shall contribute to the aggregate amount of such liabilities, claims, demands, losses, costs, damages or expenses incurred by such Indemnified Person, as incurred, (x) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities giving rise to such claim pursuant to this Agreement or (y) if the allocation provided by clause (x) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (x) above but also the relative fault of the Company on the one hand and of the

Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

(i)  The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from such offering of the Securities pursuant to this Agreement (before deducting expenses, but net of the total underwriting discount and commissions received by the Underwriters) received by the Company and the total underwriting discount and commissions received by the Underwriters.

(ii)  The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriter Information supplied by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(iii)  The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 11 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section. The aggregate amount of liabilities, claims, demands, losses, costs, damages or expenses incurred by an Indemnified Person and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Person in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

(iv)  Notwithstanding the provisions of this Section 11, no Underwriter shall be required to contribute any amount in excess of the amount by which (i) the total price at which the Securities purchased by such Underwriter and distributed to the public were offered to the public exceeds (ii) the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

(v)  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(vi)  For purposes of this Section 11, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company under the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section shall be several in proportion to their respective underwriting obligations and not joint.

Section 12.  Default of One or More of the Several Underwriters. If, on the Closing Date, any one or more of the several Underwriters shall fail or refuse to purchase Securities that it or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities, which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated, severally, in the proportions that the aggregate principal amounts of such Securities set forth opposite their respective names on Schedule A bear to the aggregate principal amount of such Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Representatives with the consent of the non-defaulting Underwriters, to purchase such Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase such Securities and the aggregate principal amount of such Securities with respect to which such default occurs exceeds 10% of the aggregate principal amount of Securities to be purchased on such date, and arrangements satisfactory to the Representatives and the Company for the purchase of such Securities are not made within 48 hours after such default, this Agreement shall terminate without liability of any party to any other party, other than such defaulting Underwriter, except that the provisions of Sections 6, 8, 10, 11, 19, 20 and 23 shall at all times be effective and shall survive such termination. In any such case, either the Representatives or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement, any Issuer Free Writing Prospectus, the Preliminary Prospectuses or the Final Prospectuses or any other documents or arrangements may be effected.

As used in this Agreement, the term “Underwriter” shall be deemed to include any person substituted for a defaulting Underwriter under this Section 12. Any action taken under this Section 12 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

Section 13.  Termination of this Agreement. Prior to the Closing Date, this Agreement may be terminated by the Representatives by notice given to the Company if at any time (i) trading or quotation in any of the Guarantor’s securities shall have been suspended by the Commission, the New York Stock Exchange, or the Toronto Stock Exchange; or trading in securities generally on either the Nasdaq Stock Market, the Toronto Stock Exchange and the New York Stock Exchange shall have been suspended; or minimum or maximum prices shall have been generally established on any of such stock exchanges by the Commission or the Financial Institution Regulatory Authority; (ii) a general banking moratorium shall have been declared by any federal or New York authorities; (iii) there shall have occurred any outbreak or escalation of national or international hostilities or any crisis or calamity involving the United States, or any change in the United States or international financial markets, or any substantial change or development in United States’ or international political, financial or economic conditions, as in the judgment of the Representatives is material and adverse and makes it impracticable to market the Securities in the manner and on the terms described in the Disclosure Package or the Final Prospectuses or to enforce contracts for the sale of securities, provided that the volatility of prices on the New York

Stock Exchange, Toronto Stock Exchange, Nasdaq Stock Market and/or other international stock exchanges prior to the date of this Agreement shall not be grounds for termination under this Section 13(iii); or (iv) there shall have occurred a material disruption in securities settlement or clearance services. Any termination pursuant to this Section 13 shall be without liability of any party to any other party except as provided in Sections 6 and 8 hereof, and provided further that Sections 6, 8, 10, 11, 19, 20 and 23 shall survive such termination and remain in full force and effect.

Section 14.  No Fiduciary Duty. The Company and the Guarantor hereby acknowledge that the Underwriters are acting solely as the principal of the Company in connection with the purchase and sale of the Securities. The Company and the Guarantor further acknowledge that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a financial advisor, agent or fiduciary to the Company, the Guarantor or their respective affiliates, stockholders, creditors or employees or any other party in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Company and the Guarantor acknowledge that no Underwriter has assumed or will assume an advisory, agency or fiduciary responsibility in favor of the Company or the Guarantor with respect to the purchase and sale of the Securities pursuant to this Agreement or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or the Guarantor on other matters) and no Underwriter has any obligation to the Company or the Guarantor with respect to the offering contemplated hereby except the obligations set forth in this Agreement. The Company and the Guarantor hereby acknowledge that the several Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and that the several Underwriters have no obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship and the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company and the Guarantor have consulted their own legal, accounting, regulatory and tax advisors to the extent they deemed appropriate.

This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the several Underwriters with respect to the subject matter hereof. The Company and the Guarantor hereby waive and release, to the fullest extent permitted by law, any claims that the Company or the Guarantor may have against the several Underwriters with respect to any breach or alleged breach of agency or fiduciary duty.

Section 15.  Representations and Indemnities to Survive Delivery. The respective indemnities, agreements, representations, warranties and other statements of the Company and the Guarantor, of their officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain operative and in full force and effect, regardless of any (i) investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the officers or employees of any Underwriter, or any person controlling the Underwriter, the Company, the Guarantor, the officers or employees of the Company and the Guarantor, or any person controlling the Company or the Guarantor, as the case may be or (ii) acceptance of the Securities and payment for them hereunder. Sections 10, 11, 15, 19, 20 and 23 will survive delivery of and payment for the Securities sold hereunder and any termination of this Agreement.

Section 16.  Notices. All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

If to the Representatives:

BofA Securities, Inc.

114 W 47th Street

NY8-114-07-01

New York, New York 10036

Facsimile: (212) 901-7881

Attn: High Grade Transaction Management/Legal

BMO Capital Markets Corp.

151 West 42nd Street, 9th Floor

New York, New York 10036

Attn: US Syndicate

Email: IGSyndicate@bmo.com

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Facsimile: (646) 291-1469

Attn: General Counsel

RBC Capital Markets, LLC

Brookfield Place, 200 Vesey Street, 8th Floor

New York, New York 10281

Attn: DCM Transaction Management/Scott Primrose

Email: TMGUS@rbccm.com

with a copy to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, New York 10022-6069

Attn: Richard B. Alsop; Ryan E. Robski

Email: Richard.Alsop@aoshearman.com; Ryan.Robski@aoshearman.com

If to the Company or the Guarantor:

Bell Canada

1, Carrefour Alexander-Graham-Bell

Building A, 7th Floor

Verdun, Québec

Canada H3E 3B3

Attn: Corporate Secretary

Email: corporate.secretariat@bell.ca

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attn: Mario Schollmeyer

Email: schollmeyerm@sullcrom.com

Any party hereto may change the address for receipt of communications by giving written notice to the others.

Section 17.  Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto, including any substitute Underwriters pursuant to Section 12 hereof, and to the benefit of the directors, officers, employees, affiliates, agents and controlling persons referred to in Sections 10 and 11, and in each case their respective successors, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Securities as such from any of the Underwriters merely by reason of such purchase.

Section 18.  Partial Unenforceability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Section 19.  (a) Governing Law Provisions. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN THAT STATE.

(b) Consent to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan, or the courts of the State of New York in each case located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each party not located in the United States irrevocably appoints Puglisi & Associates as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.

Section 20.  Trial by Jury. THE COMPANY AND THE GUARANTOR (EACH ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS AND AFFILIATES) AND EACH OF THE UNDERWRITERS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 21.  Research Analyst Independence. The Company and the Guarantor acknowledge that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company, the Guarantor, their subsidiaries and/or the offering of the Securities that differ from the views of their respective investment banking divisions. The Company and the Guarantor hereby waive and release, to the fullest extent permitted by law, any claims that the Company or the Guarantor may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company and the Guarantor by such Underwriters’ investment banking divisions. The Company and the Guarantor acknowledge that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

Section 22.  General Provisions. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions of Section 10 and the contribution provisions of Section 11, and is fully informed regarding said provisions.

Section 23.  Recognition of the U.S. Special Resolution Regimes.

(a) In the event that any Underwriter that is a Covered Entity (as defined below) becomes subject to a proceeding under a U.S. Special Resolution Regime (as defined below), the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the

U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate (as defined below) of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as defined below) under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 23, the following definitions apply:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

[Signature Page Follows]

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.

Very truly yours,

BELL CANADA

By:	/s/ Eleanor Marshall
Name: Eleanor Marshall
Title: Senior Vice President, Treasurer

BCE INC., as Guarantor

By:	/s/ Eleanor Marshall
Name: Eleanor Marshall
Title: Senior Vice President, Treasurer

[Bell Canada – Signature Page to Underwriting Agreement]

The foregoing Underwriting Agreement is hereby confirmed and accepted by the Representatives as of the date first above written.

BOFA SECURITIES, INC.

BMO CAPITAL MARKETS CORP.

CITIGROUP GLOBAL MARKETS INC.

RBC CAPITAL MARKETS, LLC

Acting as Representatives of the several Underwriters

named in the attached Schedule A.

[Bell Canada – Signature Page to Underwriting Agreement]

BOFA SECURITIES, INC.

By:	/s/ Sandeep Chawla
Name: Sandeep Chawla
Title: Managing Director

[Bell Canada – Signature Page to Underwriting Agreement]

BMO CAPITAL MARKETS CORP.

By:	/s/ Ryan Donovan
Name: Ryan Donovan
Title: Managing Director

[Bell Canada – Signature Page to Underwriting Agreement]

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Adam D. Bordner
Name: Adam D. Bordner
Title: Managing Director

[Bell Canada – Signature Page to Underwriting Agreement]

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott G. Primrose
Name: Scott G. Primrose
Title: Authorized Signatory

[Bell Canada – Signature Page to Underwriting Agreement]

SCHEDULE A

Underwriters	Aggregate Principal Amount of 2055-A Notes	Aggregate Principal Amount of 2055-B Notes
BofA Securities, Inc.	US$200,000,000	US$250,000,000
BMO Capital Markets Corp.	200,000,000	250,000,000
Citigroup Global Markets Inc.	85,000,000	106,250,000
RBC Capital Markets, LLC	85,000,000	106,250,000
CIBC World Markets Corp.	70,000,000	87,500,000
Scotia Capital (USA) Inc.	70,000,000	87,500,000
TD Securities (USA) LLC	70,000,000	87,500,000
Desjardins Securities Inc.	52,500,000	65,625,000
National Bank of Canada Financial Inc.	52,500,000	65,625,000
Barclays Capital Inc.	27,500,000	34,375,000
Mizuho Securities USA LLC	27,500,000	34,375,000
SMBC Nikko Securities America, Inc.	27,500,000	34,375,000
Wells Fargo Securities, LLC	27,500,000	34,375,000
Casgrain & Company Limited	5,000,000	6,250,000

Total	US$1,000,000,000	US$1,250,000,000

Schedule A

ANNEX I

ISSUER FREE WRITING PROSPECTUS

Final Term Sheet dated February 12, 2025.

Annex I

ANNEX II

COMPANY ADDITIONAL WRITTEN COMMUNICATION

Investor Presentation titled “Bell Canada Hybrid Deal Roadshow” dated February 10, 2025

Annex II

EXHIBIT A

FORM OF OPINION OF SULLIVAN & CROMWELL LLP

A-1

EXHIBIT B

FORM OF OPINION OF STIKEMAN ELLIOTT LLP

B-1

EXHIBIT C

FORM OF FINAL TERM SHEET

BELL CANADA

Pricing Term Sheet

February 12, 2025

Issuer:	Bell Canada

Guarantor:	BCE Inc.

Guarantee:	The payment of principal, interest and other payment obligations will be fully, irrevocably and unconditionally guaranteed by the Guarantor on a junior subordinated basis.

Security Title:

6.875% Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055 (the “2055-A Notes”)

7.000% Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055 (the “2055-B Notes” and, together with the 2055-A Notes, the “Notes”)

Expected Ratings (Moody’s / S&P / DBRS)*:	[Redacted]

Trade Date:	February 12, 2025

Settlement Date**:	February 18, 2025 (T+3)

Principal Amount:	2055-A Notes: US$1,000,000,000 2055-B Notes: US$1,250,000,000

Maturity Date:	September 15, 2055

First Reset Date:

2055-A Notes: September 15, 2030 (the “2055-A First Reset Date”)

2055-B Notes: September 15, 2035 (the “2055-B First Reset Date” and, together with the 2055-A First Reset Date, each a “First Reset Date”)

Coupon:

2055-A Notes: (i) from and including February 18, 2025, to but excluding the 2055-A First Reset Date, at an annual rate of 6.875% and thereafter (ii) from and including the 2055-A First Reset Date and on every 2055-A Interest Reset Date, with respect to each Subsequent Fixed Rate Period, to but excluding, the next succeeding 2055-A Interest Reset Date, the Maturity Date or the date of redemption, as the case may be, at an annual rate equal to the Five-Year U.S. Treasury Rate as of the most recent Interest Reset Determination Date plus a spread of 2.390%, to be reset on each 2055-A Interest Reset Date; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below 6.875% (which equals the initial interest rate on the 2055-A Notes).

2055-B Notes: (i) from and including February 18, 2025, to but excluding the 2055-B First Reset Date, at an annual rate of 7.000% and thereafter (ii) from and including the 2055-B First Reset Date and on every 2055-B Interest Reset Date, with respect to each Subsequent Fixed Rate Period, to but excluding, the next succeeding 2055-B Interest Reset Date, the Maturity Date or the date of redemption, as the case may be, at an annual rate equal to the Five-Year U.S. Treasury Rate as of the most recent Interest Reset Determination Date plus a spread of 2.363%, to be reset on each 2055-B Interest Reset Date; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below 7.000% (which equals the initial interest rate on the 2055-B Notes).

Price to Public:	2055-A Notes: 100.000% of principal amount 2055-B Notes: 100.000% of principal amount

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2025 for both series of the Notes.

Interest Deferral Right:	So long as no Event of Default has occurred and is continuing, the Issuer may elect, at its option, on any date other than an Interest Payment Date, to defer the interest payable on either or both series of the Notes on one or more occasions for up to five consecutive years (each, a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Deferred interest will accrue at the then-applicable interest rate for such series of Notes (as reset from time to time in accordance with the terms of such series of Notes), compounding on each applicable subsequent Interest Payment Date, until paid, to the extent permitted by applicable law. No Deferral Period may extend beyond the applicable Maturity Date.

Optional Redemption:	The Issuer may redeem either series of the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of thereof: (a) on any day in the period commencing on and including the date that is 90 days prior to the applicable First Reset Date and ending on and including such First Reset Date; and (b) thereafter, on any applicable Interest Payment Date, in each case together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption.

Redemption on Tax Event:	At any time on or within 90 days following the occurrence of a Tax Event, the Issuer may, at its option, redeem all (but not less than all) of either or both series of the Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption.

Redemption on Rating Event:	At any time on or within 90 days following the occurrence of a Rating Event, the Issuer may, at its option, redeem all (but not less than all) of either or both series of the Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption.

CUSIP / ISIN:	2055-A Notes: 0778FPAP4 / US0778FPAP47 2055-B Notes: 0778FPAQ2 / US0778FPAQ20

Joint Book-Running Managers:	BofA Securities, Inc. BMO Capital Markets Corp. Citigroup Global Markets Inc. RBC Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. Casgrain & Company Limited CIBC World Markets Corp. Desjardins Securities Inc. Mizuho Securities USA LLC

National Bank of Canada Financial Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC

Governing Law:	State of New York, except for the subordination provisions, which will be governed by and construed in accordance with the laws of the Province of Québec

Prospectus and Prospectus Supplement:	Prospectus dated February 6, 2025, and Preliminary Prospectus Supplement dated February 10, 2025

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

***

**The Issuer expects that delivery of the Notes will be made to investors on or about February 18, 2025 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day before the date of delivery of the Notes hereunder should consult their advisors.

The terms “2055-A Interest Reset Date,” “2055-B Interest Reset Date,” “Interest Reset Date,” “Subsequent Fixed Rate Period,” “Five-Year U.S. Treasury Rate,” “Interest Reset Determination Date,” “Event of Default,” “Tax Event” and “Rating Event,” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated February 10, 2025.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement (including the documents incorporated by reference therein) and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting BofA Securities, Inc., toll-free at 1-800-294-1322, BMO Capital Markets Corp., toll-free at 1-888-200-0266, Citigroup Global Markets Inc., toll-free at 1-800-831-9146, and RBC Capital Markets, LLC, toll-free at 1-866-375-6829.

The distribution of the Notes in Canada may only be made on a “private placement” basis, solely to investors that are “accredited investors” and “permitted clients” under applicable Canadian securities laws, and pursuant to a separate Canadian offering memorandum. Any resale of the securities by Canadian purchasers must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with prospectus requirements or exemptions from the prospectus requirements. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada. Canadian purchasers are advised to seek legal advice prior to any resale of the securities both within and outside of Canada. This pricing term sheet is not, and under no circumstances is to be construed as, a prospectus, an offering memorandum, an advertisement or a public offering of securities in Canada.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

EXHIBIT D

FORM OF CHIEF FINANCIAL OFFICER CERTIFICATE

TO BE DELIVERED PURSUANT TO SECTIONS 7(H) AND 7(I)

D-1